December 21, 2010
BY EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Burger King Holdings, Inc. (“Holdings”) and Burger King Corporation (“BKC”) Registration Statement on Form S-4 (File No. 333-170614)
Ladies and Gentlemen:
     BKC, and Holdings, BK Acquisition, Inc., BK CDE, Inc., Burger King Interamerica, LLC, Burger King Sweden Inc., Distron Transportation Systems, Inc., Moxie’s, Inc., The Melodie Corporation, TPC Number Four, Inc. and TQW Company (collectively, the “Guarantors”) hereby request that the effective date of BKC’s and the Guarantors’ Registration Statement on Form S-4, as amended, Registration No. 333-170614 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective as of 10:00 a.m., Eastern Time, on December 23, 2010, or as soon as practicable thereafter.
     In connection with the request to declare effective the above-captioned Registration Statement, BKC and the Guarantors acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve BKC and the Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	BKC and the Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 21, 2010

     Should you have any questions or comments regarding this matter, please contact the undersigned at (305) 378-7913 or BKC’s and the Guarantors’ legal counsel, Kara L. MacCullough, Esq., at (305) 789-7548.

Very truly yours, Burger King Holdings, Inc.
By:	/s/ Anne Chwat
	Name:	Anne Chwat
	Title:	General Counsel

Burger King Corporation
By:	/s/ Anne Chwat
	Name:	Anne Chwat
	Title:	General Counsel

BK Acquisition, Inc. BK CDE, Inc. Burger King Interamerica, LLC Burger King Sweden Inc. Distron Transportation Systems, Inc. Moxie’s, Inc. The Melodie Corporation TPC Number Four, Inc. TQW Company

By:	/s/ Anne Chwat
	Name:	Anne Chwat
	Title:	General Counsel